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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                AMENDMENT No. 1
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                              VIRATA CORPORATION
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $.001 Per Share,
          Having an Exercise Price Per Share of $18.50 or More and a
      Vesting Schedule that is not based on or subject to Revenue-based
                               Performance Goals
                         (Title of Class of Securities)

                                   927646109
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               Andrew M. Vought
                            Chief Financial Officer
                              Virata Corporation
                       2933 Bunker Hill Lane, Suite 201
                         Santa Clara, California 95054
                                (408) 566-1000
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                               -----------------

                                   Copy to:
                               Douglas D. Smith
                          Gibson, Dunn & Crutcher LLP
                     One Montgomery Street, Telesis Tower
                            San Francisco, CA 94104
                                (415) 393-8200

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

           [ ]  third party tender offer subject to Rule 14d-1.

           [X]  issuer tender offer subject to Rule 13e-4.

           [ ]  going-private transaction subject to Rule 13e-3.

           [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                            INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 7, 2001, relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share (the "Common Stock"), granted under the Virata Corporation 1999 Stock Incentive Plan (the "1999 Incentive Plan") and the Excess Bandwidth 1998 Equity Incentive Plan (the "Excess Bandwidth Plan," and together with the 1999 Incentive Plan, the "Option Plans") that have an exercise price per share of $18.50 or more and a vesting schedule that is not based on or subject to revenue-based performance goals, for new options to purchase shares of the Common Stock that we will grant under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated February 7, 2001 and the related Letter of Transmittal.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(5) attached hereto:

          (a)  (1)*  Offer to Exchange, dated February 7, 2001.

               (2)*  Form of Letter of Transmittal.

               (3)*  Form of Letter to Eligible Option Holders.

               (4)*  Form of Letter to Tendering Option Holders.

               (5)   Presentation Given to Employees, dated February 8, 2001.

          (b)  Not applicable.

          (d)  (1)*  Virata Corporation 1999 Stock Incentive Plan, filed as
Exhibit 99.1 to the Company's April 13, 2000 Registration Statement on Form S-8 (File No. 333-34742) and incorporated herein by reference.

               (2)* Form of Option Agreement pursuant to the Virata Corporation 1999 Stock Incentive Plan for non-U.K. employees.

               (3)* Form of Option Agreement pursuant to the Virata Corporation 1999 Stock Incentive Plan for U.K. employees.

               (4)* Excess Bandwidth Corporation 1998 Equity Incentive Plan filed as Exhibit 99.2 to the Company's October 2, 2000 Registration Statement on Form S-8 (File No. 333-47118) and incorporated herein by reference.

               (5)* Form of Option Agreement pursuant to the Excess Bandwidth Corporation 1998 Equity Incentive Plan.

          (g)  Not applicable.

          (h)  Not applicable.

* Previously filed.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                           VIRATA CORPORATION

                                            /s/ Charles Cotton
                                            ------------------------------
                                            Charles Cotton
                                            Chief Executive Officer and Director
                                            (Principal Executive Officer)
Date:  February 8, 2001


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                               INDEX TO EXHIBITS

Exhibit
Number        Description
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(a)(5)        Presentation Given to Employees, dated February 8, 2001.


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